FORETHOUGHT LIFE INSURANCE COMPANY

Sarah M. Patterson

Managing Director. General Counsel for

Individual Markets and Assistant Secretary

Legal Department

Direct Dial: (860) 325-1538

April 1, 2021

Mr. Matthew S. Williams

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street, N.E.

Washington, D.C.  20549-8629

Re:        Forethought Life Insurance Company Separate Account A (“Registrant”)

1940 Act File No. 811-22726 for

•                  File No. 333-206448 - ForeInvestors Choice Variable Annuity – I Share (“FIC-I”),

•                  File No. 333-205718 - ForeInvestors Choice Variable Annuity (“FIC”),

•                  File No. 333-182946 - ForeRetirement Variable Annuity (“FR”),

•                  File No. 333-182946 - Huntington ForeRetirement Variable Annuity (“HFR”), and

•                  File No. 333-193535 - ForeRetirement II Variable Annuity (“FRII”)

Dear Mr. Williams:

On the following dates, Forethought Life Insurance Company (the “Company”) filed, on behalf of the Registrant, post-effective amendments to the above-referenced registration statements pursuant to Rule 485(a) under the Securities Act of 1933 (the “1933 Act”):

•                  FIC-I: January 15, 2021

•                  FIC: January 15, 2021

•                  FR: January 22, 2021

•                  HFR: January 22, 2021

•                  FRII: January 22, 2021

The primary reason for filing the amendments was to update the registration statements to conform to the amendments to Form N-4 adopted by the Securities and Exchange Commission (the “Commission”) on March 11, 2020. See Updated Disclosure Requirements and Summary Prospectus for Variable Annuity and Variable Life Insurance Contracts, Release No. 33-10765.

During telephone conversations on March 2, 2021 and March 9, 2021, you provided the Commission staff’s comments on the post-effective amendment filings to the Company. Below please find the Commission staff’s comments in bold italics followed by the Registrant’s responses thereto. The Company has separately provided you with drafts of the post-effective amendment filings that the Registrant intends to file pursuant to Rule 485(b) under the 1933 Act prior to May 1, 2021. Such drafts include revisions in response to the Commission staff’s comments, as described in this letter, and are marked to compare the above-referenced Rule 485(a) filings.

Part A – Prospectus:  General Comments to All Registration Statements

1.             General

a.             Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

RESPONSE:                   Agreed.  Registrant has applied comments across the entire registration statement, as applicable. In addition, Registrant has applied comments to all of the registration statements to the extent applicable, including those comments identified in this letter as being specific to a particular registration statement.

b.            Please confirm all relevant information from 497 filings since the last post-effective amendment for each registration statement will be included in the Rule 485(b) filing, including information about the recent reorganization.

RESPONSE:                   Agreed.  Registrant confirms all relevant information from 497 filings since the last post-effective amendment will be included in the upcoming Rule 485(b) filings.

c.             Please confirm whether or not Registrant is intending to rely on Rule 30e-3.

RESPONSE:                   Registrant will not be relying on Rule 30e-3 prior to January 1, 2022.

2.             Front Cover Page

a.             Please change “may be guilty” to “is guilty” in the second sentence of the Rule 481(b)(1) disclosure, “Anyone who represents … may be guilty of a criminal offense.”

RESPONSE:                   Agreed.  Registrant revised the language from “may be guilty” to “is guilty” in the Rule 481(b)(1) disclosure.

3.             Important Information You Should Consider About the Contract (Key Information Table (KIT))

a.             In the third column of the table, Location in Prospectus, cross references should link directly to the location in the statutory prospectus where the subject matter is discussed in greater detail or should provide a means of facilitating access to that information through equivalent methods or technologies.  See instruction 1(b) for Item 2 of Form N-4.

RESPONSE:                   Agreed.  Registrant will link the cross references in the third column directly to the information in the body of the prospectus, or provide a means of facilitating access to that information through equivalent methods or technologies, for electronic versions of the prospectus (other than on EDGAR).

b.            Under Fees and Expenses, for Ongoing Fees and Expenses, in the sentence “The table below describes the current fees and expenses of the Contract that you may pay each year, depending on the options you choose,” please italicize “each year.”

RESPONSE:                   Agreed.  Registrant italicized “each year” as requested.

c.             In the table for Ongoing Fees and Expenses, in the legend below the footnotes, please italicize “each year” in the second sentence, “To help you understand the cost of owning your Contract, the following table shows the lowest and highest cost you could pay each year, based on current charges.

RESPONSE:                   Agreed.  Registrant italicized “each year” as requested.

d.            After the footnotes to the same table, please add spacing so the last footnote is set aside from the proceeding legend.

RESPONSE:                   Registrant has corrected the spacing as requested.

e.           Under the Conflicts of Interest disclosure for “Exchanges” and the disclosure that later appears in the section “Additional Information - How Contracts are Sold,” please confirm whether there are any provisions or limitations regarding conversions or exchanges that should also be disclosed pursuant to Item 8(b)(4) of Form N-4 beyond the summary disclosure that appears in substantially the same form in both spots.

RESPONSE:                   Registrant has added brief disclosure to the section “Additional Information - How Contracts are Sold” indicating that the Contract does not contain any provisions related to exchanges or conversions.

4.             Fee Summary

a.    Under the “Annual Contract Expenses” table, please conform the headings to the applicable Item 4 headings.  For example, change “Maximum Base Contract Expenses” to “Base Contract Expenses.”

RESPONSE:                   Agreed.  Registrant revised the row headings to conform with Item 4 of Form N-4.

b.            With respect to the footnotes for the same table, please remove disclosure describing how the fee is accrued and/or assessed, but retain information about current charges.  Contract owners can reference the Charges and Fees section for that additional information.

RESPONSE:                   Agreed.  Registrant revised the footnotes as requested.  References to Fund Facilitation Fees were kept in order to clarify that they are indeed separate account charges, even though they are not included in the above-referenced table per the requirements of Form N-4.

c.             If the contract being described does not have surrender charges, Example (3), “If you do not Surrender your Contract,” should be deleted.  If the contract being described has surrender charges, for the same example, “If you do not Surrender your Contract,” please italicize “not”.

RESPONSE:                   Agreed.  Registrant has revised the fee table examples accordingly.

5.             Principal Risks of Investing in the Contract

a.             Under Withdrawal Risk, please more specifically address the effects of withdrawals on benefit values, for example, if the reductions are on a dollar-for-dollar basis or a proportionate basis.  Also include disclosure regarding federal and state tax consequences, including the 10% federal tax penalty.

RESPONSE:                   Agreed. Registrant has revised the above-referenced risk factor accordingly.

6.             Management of the Contract

a.             In the first paragraph under “Fees and Payments We Receive from Funds and related parties,” if these fees and payments are separate and apart from Fund Facilitation Fees that investors would directly bear, please add clarifying language to that effect for avoidance of any doubt.

RESPONSE:                   Registrant notes that the fees and payments discussed in the above-referenced section are paid by the funds or the funds’ investment advisers or other affiliates, while Fund Facilitation Fees are fees paid by contract owners who select certain investment options under their contracts. Therefore, the fees and payments discussed in the above-referenced section are necessarily separate and apart from Fund Facilitation Fees. Nonetheless, Registrant has added the requested disclosure.

b.    Under the heading “Fees and Payments We Receive from Funds and related parties,” in the second paragraph, the first sentence, “The availability of these types of arrangements creates an incentive for us to seek and offer Funds (and classes of shares of such Funds) that pay us revenue sharing,” would Fund Facilitation Fees implicate similar issues?

RESPONSE:                   Registrant notes that, as a general matter, Fund Facilitation Fees may be added to an investment option when a fund and its related parties do not pay the Company amounts sufficient to meet the Company’s expenses or revenue targets, as disclosed in the applicable prospectuses. In this regard, the ability to add Fund Facilitation Fees does not create an incentive to seek and offer certain funds, but may impact the Company’s decision to offer a particular fund to contract owners when that fund and its related parties do not pay the Company sufficient amounts. As such, Fund Facilitation Fees generally do not create an incentive to offer certain funds. Nonetheless, Registrant has added clarifying disclosure.

c.             In the last sentence under “Fees and Payments We Receive from Funds and related parties”, please remove “In addition to investment advisory fees.”

RESPONSE:                   Agreed.  Registrant removed “In addition to investment advisory fees,” from the last sentence.

d.            In the last sentence under “Fees and Payments We Receive from Funds and related parties”, please clarify if these fees and payments from Forethought Variable Insurance Trust (FVIT) are separate and apart from Fund Facilitation Fees. Please supplementally confirm whether the shareholder servicing fees are inside a Rule 12b-1 plan.

RESPONSE:                   Registrant has added the requested clarifying disclosure. Registrant confirms the shareholder servicing fees that the Company receives with respect to the FVIT funds are not paid out of FVIT fund assets, although the Company does receive amounts inside Rule 12b-1 plans of the FVIT funds. Registrant has added clarifying disclosure in this regard as well.

e.             Under the Fixed Account disclosure, the last sentence of the first paragraph indicates the Fixed Account is not offered in all share classes.  Please consider specifying that the Fixed Account is not offered in C shares.

RESPONSE:                   Agreed.  Registrant changed the language to specifically reference class C shares and carried this change throughout the registration statement.

7.             Information on Your Account

a.             With respect to the first sentence of the paragraph following the “Examples” under

“What Restrictions Are There on your Ability to Make a Sub-Account Transfer,” do reallocations that are part of an automatic feature like Asset Rebalancing count against transfer limitations?  If no, please add clarifying disclosure to that effect in the benefit table.

RESPONSE:                   Agreed.  Registrant added clarifying language to both the section discussing the transfer rule as well as the benefit table.

b.            Under “Charges and Fees – Fund Facilitation Fee,” please remove the parenthetical in line four, “(subject to the maximum Fund Facilitation Fee)” and if applicable, please also add a footnote to Appendix B indicating the maximum possible Fund Facilitation Fee.

RESPONSE:                   Agreed.  Registrant removed the parenthetical and added a footnote with the maximum Fund Facilitation Fee to Appendix B.

8.             Benefits Under the Contract

a.             The narrative disclosures for each benefit should either immediately precede or follow the benefits table. To the extent practicable, please reorganize the prospectus accordingly.

RESPONSE:                   Registrant respectfully declines to revise the prospectuses as requested. Pursuant to Rule 421(a) under the Securities Act of 1933 and Form N-4, only disclosure in response to Items 2, 3, and 4 of Form N-4 must appear in a prescribed order. The organization of other information, including Item 10 – Benefits Available Under the Contract, is not prescribed by either Rule 421 or Form N-4. Registrant believes that the benefit disclosure is currently organized in a manner that is logical and easy to understand, that reorganizing the prospectus in accordance with this comment would be significantly burdensome, and that such burdens would far outweigh the incremental benefit to investors, if any. Registrant has re-ordered the respective standard and optional benefit tables to align with the benefits as they appear in the prospectus.

9.             Death Benefits and Section 11. Optional Withdrawal Benefit

a.             For the Death Benefits section, please add concise examples to this section showing how the standard death benefit, Earnings Protection Death Benefit and the Lifetime Spending Account all work if there are no examples in Appendix A. To the extent there are examples in Appendix A, please add and/or make prominent cross references to that appendix.

RESPONSE:                   Agreed.  Registrant has revised the above-referenced disclosure accordingly.

b.            In the second paragraph under Standard Death Benefit, “Please see the heading titled “What kinds of Surrenders are available?”, please revise if applicable as follows: “What kinds of full Surrenders and Partial Withdrawals are available? . . . .”

RESPONSE:                   Agreed.  Registrant confirmed and updated the cross reference to the correct heading title.

c.    With respect to the optional death benefit described in Section b. and all the other optional death benefits, please add “optional death benefit” to the applicable section title.

RESPONSE:                   Agreed.  Registrant included “(Optional Death Benefit)” in the applicable section titles.

10.      Additional Information

a.             Please consider moving the Glossary under the Additional Information section towards the front or end of the prospectus versus the middle, where it is more accessible to the reader, or supplementally disclose why it’s in the middle.

RESPONSE:                   Agreed.  Registrant moved the glossary towards the front of the prospectus as “Section 1. Glossary of Terms.”  Registrant also updated all reference section numbers and cross references as necessary.

b.            Please consider consolidating the Business Continuity and Cyber Security Risks disclosure with the corresponding principal risk factor under Principal Risks of Investing in the Contract.

RESPONSE:  As previously discussed, Registrant has not consolidated the above-referenced disclosure, but has included a cross reference within the corresponding principal risk factor to the section later in the prospectus that contains additional information about business continuity and cyber security risks.

11.      Appendix B

a.    In the second to last sentence of the first paragraph, which contains the globalatlantic.com homepage address, please replace the homepage address with a more specific website address that leads investors more directly to the fund prospectuses.

RESPONSE:                   Registrant does not currently intend to rely on Rule 498A, including Rule 498A(j) thereunder with respect to the online delivery of fund prospectuses. Therefore, Registrant is not required to include the above-referenced sentence, per Instruction 1(d) to Item 17 of Form N-4.  Registrant has decided to delete the above-referenced sentence regarding the online availability of fund prospectuses. Registrant may decide to include the above-referenced sentence in the future, in which case Registrant represents that the website address will be more specific in accordance with the comment.

b.            Please remove the trust names and rows from the table completely and revise the funds names to include the advisor if the advisor is not already a part of the fund name.

RESPONSE:                   Agreed.  Registrant has revised the appendix accordingly.

c.             If applicable, per Form N-4, Item 17, Instruction 4, please identify each portfolio company subject to an expense reimbursement or fee waiver arrangement and give a footnote stating their annual expenses reflect temporary fee reductions.

RESPONSE:                   Agreed.  Registrant has revised the appendix accordingly.

d.            Per Form N-4, Item 17, Instruction 1(f), please consider whether the availability of any funds varies by benefits offered under the contract and if so, please a) include the language of Instruction 1(f)(1) and b) indicate in the manner described in Instruction 1(f)(2) which funds are available or restricted under the benefits offered under the contract.

RESPONSE:                   Registrant confirms that to the extent a contract has benefit-related investment restrictions, the fund appendix includes the above-referenced sentence and that the benefit-related investment restrictions are disclosed in a separate appendix, as permitted by Item 17 of Form N-4.

e.             Please indicate whether investments in any funds are restricted, for example, because of a hard or soft close.

RESPONSE:                   Registrant confirms that it has included footnotes in the appendix for any investment options that are hard or soft closed or that are otherwise restricted, except that all benefit-related investment restrictions (if any) are disclosed in a separate appendix.

12.      Back Cover Page

a.             Regarding the globalatlantic.com website address in the fourth bullet point, please provide a more specific website address instead of the homepage address.

RESPONSE:                   Pursuant to Instruction 1 of Item 1(b) of Form N-4, a website address is not required on the prospectus back cover page. Registrant has decided to remove the above-referenced website address. Registrant may decide to include a website address on the back cover page in the future, in which case Registrant represents that the website address will be more specific in accordance with the comment.

Part A – Prospectus:  Comments Specific to ForeInvestors Choice Variable Annuity – I Share

13.      Front Cover Page

a.             Please correct the contract name in the first line, “This prospectus describes information…”.

RESPONSE:                   Agreed.  Registrant corrected the contract name from ForeRetirement Variable Annuity – I Share to ForeInvestors Choice Variable Annuity – I Share.

b.            In the third full paragraph, please add to this disclosure that the contract may be available through third-party financial intermediaries who charge an advisory fee for their services.  Further disclose that such a fee is in addition to contract fees and expenses.  Also state that if a contract owner elects to pay the advisory fee from contract value, then that deduction may reduce death benefits or other guaranteed benefits, as applicable, and may be subject to federal and state income taxes and a 10% federal penalty tax.

RESPONSE:                   Agreed.  Registrant added advisory fee disclosure as requested.

14.      Important Information You Should Consider About the Contract (Key Information Table (KIT))

a.    Under the Fees and Expenses disclosure of Charges for Early Withdrawals, please replace the full disclosure with “None”.

RESPONSE:                   Agreed.  Registrant replaced the disclosure, in full, with “None.”

b.    In general, because there are no surrender charges under the contract, remove references to surrender charges throughout the registration statement, including the KIT, as applicable.

RESPONSE:                   Agreed.  Registrant removed all references to “CDSCs,” “surrender charges” and “Contingent Deferred Sales Charges” throughout the KIT and the FIC-I registration statement to the extent such references are not required by Form N-4 or otherwise applicable to the relevant disclosure.

c.             Please remove “Other than surrender charges (if any)” from the beginning of the Fees and Expenses disclosure for Transaction Charges.

RESPONSE:                   Agreed.  Registrant removed the referenced language from the aforementioned sentence.

d.            At the end of the Fees and Expenses disclosure for Ongoing Fees and Expenses, please modify the legend to state that the fees and expenses do not reflect any advisory fees paid to financial intermediaries from contract value or other assets of the owner and if such charges were reflected, the fees and expenses would be higher.

RESPONSE:                   Agreed.  Registrant included the additional disclosure in the legend for Ongoing Fees and Expenses as requested.

e.    Under the Annual Fee column of the Min/Max table, where it says, “Base Contract” and then in parenthesis “Varies by Contract class”, please remove “(Varies by Contract class)”.  This prospectus describes a single contract class.

RESPONSE:                   Agreed.  Registrant removed “(Varies by Contract class)” from under Base Contract.

f.    In the disclosure to the Annual Fee Min/Max table, where it begins “Because your Contract is customizable, the choices you make may affect how much you will pay,” please remove the bold reference to surrender charges at the end of the paragraph.

RESPONSE:                   Agreed.  Registrant removed the bold reference, “which could add to surrender charges that substantially increase costs”.

g.            In the Lowest/Highest Annual Costs’ lists of bullet points, please replace “No surrender charges” with “No advisory fees.”

RESPONSE:                   Agreed.  Registrant replaced “No surrender charges” with “No advisory fees.”

h.            Under the Risks disclosure for “Not a Short-Term Investment,” please remove the first two sentences of the second bullet referencing surrender charges.

RESPONSE:                   Agreed.  Registrant removed the first two sentences from the second bullet point.

i.                Under the Risks disclosure for “Risks Associated with Investment Options”, in the second bullet point, please remove “(including the Fixed Account and the Multi-Year Guaranteed Accounts, if available)” as such investment options are not available under this contract class. Please remove similar references where applicable throughout the KIT and the registration statement.

RESPONSE:                   Agreed.  Registrant removed references to the Fixed Account and the Multi-Year Guaranteed Accounts throughout the KIT and the registration statement.

j.                Under the Restrictions disclosure for “Optional Benefits”, please add another bullet point, if applicable, that says, “if a contract owner elects to pay third-party advisory fees from his or her contract value, this deduction may reduce the death benefits and other guarantee benefits, as applicable, and may be subject to federal and state income taxes and a 10% federal penalty tax.”  If there is any additional cross reference for this disclosure, please add that to the third column.

RESPONSE:                   Agreed.  Registrant added a bullet point with the advisory fee disclosure as requested along with an additional cross reference in the third column.

15.      Overview of the Contract

a.             In Section b. Contract Features, under Contract Classes, please revise to reference only I share contracts.

RESPONSE:                   Agreed.  Registrant removed the language referencing B and C class shares and replaced it with language referencing I class shares.

b.            In Section b. Contract Features, under Systematic Withdrawal Program, please add a paragraph to this section disclosing the following: “If a contract owner elects to pay third-party advisory fees from his or her contract value, this deduction may reduce the death benefit and other guaranteed benefits, as applicable, and may be subject to federal and state income taxes and a 10% federal penalty tax.”

RESPONSE:                   Agreed.  Registrant added the requested advisory fee disclosure as a bullet point under Systematic Withdrawal Program with a cross reference to “Can Partial Withdrawals be used to pay my Investment Adviser’s Fees” in Section 8a. as well as a cross reference to Section 13. Federal Tax Considerations.

16.      Fee Summary

a.             Under the first two paragraphs, please add disclosure stating that fees and expenses do not reflect any advisory fees paid to financial intermediaries from contract value or other assets of the owner and if such charges were reflected, the fees and expenses would be higher.

RESPONSE:                   Agreed.  Registrant included the additional disclosure as requested.

b.            Please note in the narrative under “Example” that fees and expenses do not reflect any advisory fees paid to financial intermediaries from contract value or other assets of the owner and if such charges were reflected, the fees and expenses would be higher.

RESPONSE:                   Agreed.  Registrant included the additional disclosure as requested.

17.      Principal Risks of Investing in the Contract

a.    Please add additional disclosure to Withdrawal Risk summarizing risks relating to deduction of third-party advisory fees from contract value, for example this deduction may reduce the death benefits and other guarantee benefits, as applicable, and may be subject to federal and state income taxes and a 10% federal penalty tax.

RESPONSE:                   Agreed.  Registrant added the requested advisory fee disclosure to the Withdrawal Risk with a cross reference to “Can Partial Withdrawals be used to pay my Investment Adviser’s Fees” in Section 8a. as well as a cross reference to Section 13. Federal Tax Considerations.

b.    Please add disclosure to Withdrawal Risk, as applicable, regarding the effects on benefit values as a result of advisory fee withdrawals. For example, indicate whether such reductions are on a dollar-for-dollar or proportionate basis. Please also include disclosure about potential federal and state tax consequences, including the 10% federal tax penalty.

RESPONSE:                   Agreed.  Registrant has included the requested disclosure.

c.             Please remove the Fixed Account Interest Rate Risk for the class I contract.

RESPONSE:                   Agreed.  Registrant removed the Fixed Account Interest Rate Risk.

18.      Summary of How to Buy This Variable Annuity

a.             In the first sentence under the table, “This table does not show Fund expenses, Premium taxes…,” if applicable, please also disclose that the deduction of advisory fees from contract value isn’t included.

RESPONSE:                   Agreed.  Registrant added “and any advisory fees deducted from Contract Value” to the end of the sentence.

19.      Information on Your Account

a.    On page 19 under “How is Contract Value calculated before the Annuity Commencement Date?”, please clarify that advisory fee withdrawals will result in the cancellation of accumulation units.

RESPONSE:                   Agreed.  Registrant added “(including Partial Withdrawals to pay advisory fees)” after “Partial Withdrawals” in the third sentence.

b.            Under “Can Partial Withdrawals be used to pay my Investment Adviser’s Fees?”, please add disclosure similar to this paragraph in a summary form to the Form N-4 Item 3 Overview of the Contracts disclosure and provide a cross reference to the full paragraph in this section.

RESPONSE:                   Agreed.  Please see Registrant’s response to comment 15.b. Registrant also revised this section to clarify how Partial Withdrawals to pay advisory fees may be taken without being subject to federal income tax in accordance with the Private Letter Ruling from the IRS issued to the Company.

c.             Under “Can Partial Withdrawals be used to pay my Investment Adviser’s Fees?” in the fourth sentence, “In order to do so, you will need to fill out a Registered Investment Adviser Fee Withdrawal and Transfer Authorization form,” please briefly note here how the contract owner may terminate a fee withdrawal transfer agreement.

RESPONSE:                   Agreed.  Registrant clarified the above-referenced language by revising the language to “Once you submit the Adviser Fee Form to us, Partial Withdrawals from your contract to pay advisory fees will continue unless you instruct us in writing to terminate them.”

d.            In the same section, please remove the statement in the second sentence of the third full paragraph, “We have not made any independent investigation of your investment professional, nor do we endorse any investment professionals or make any representations as to their qualifications.”  There is other disclosure in the prospectus that says contracts can be sold by financial intermediaries who have been appointed as agents by Forethought and who are investment professionals.

RESPONSE:      Registrant has removed the above-referenced disclosure.

e.    On page 28 under “What kinds of full Surrenders and Partial Withdrawals are available? Before the Annuity Commencement Date,” please bold the third bullet point, “Partial withdrawals to pay your investment professional’s fees are limited to a maximum of 1.25% of Contract Value per Contract Year. Any amount in excess of the 1.25% will be treated as a regular withdrawal,” and add the advisory sold language that if a contract owner elects to pay third-party advisory fees from his or her contract value, this deduction may reduce the death benefits and other guarantee benefits, as applicable, and may be subject to federal and state income taxes and a 10% federal penalty tax.

RESPONSE:      Agreed.  Registrant bolded the third bullet point and added the requested advisory fee disclosure.

20.  Benefits Under the Contract

a.    Under the Brief Description of Restrictions/Limitations disclosure for “Earnings Protection Death Benefit,” please add the adviser sold language disclosing the impact of the advisory fee deductions as a restriction or limitation in this column.

RESPONSE:      Agreed.

b.    Please confirm whether or not the Dollar Cost Averaging – DCA Plus line item is not applicable for this contract.

RESPONSE:      Registrant confirmed DCA Plus is not available for the I share class and removed the DCA Plus line item from the table as well as all references to DCA Plus from the registration statement.

21.  Death Benefits and Section 11. Optional Withdrawal Benefit

a.    On page 34, for the fourth paragraph under the heading “Is this rider designed to pay you Death Benefits?”, please illustrate in an example the effect of withdrawals to pay advisory fees on this benefit, and any other benefits as applicable, more prominently.

RESPONSE:      Agreed.  Registrant added examples to illustrate the effect of withdrawals to pay advisory fees.

22.  Federal Tax Considerations

a.    On page bottom of page 49, please add a brief sentence to section A. Introduction, summarizing the potential consequences of partial withdrawals to pay advisory fees.

RESPONSE:      Agreed.  Registrant added brief advisory fee disclosure to the Introduction section as requested.

b.    On page 51 under Section b. Amounts Not Received as an Annuity (including payments you authorize us to make to your investment professional), please clarify whether or not there an amount that would be considered a taxable withdrawal if taken to pay an investment professional and what that amount would be.

RESPONSE:      Registrant added “vii. Any amount taken above 1.25% of the Contract Value to pay for investment professional fees will be tax reported as a Partial Withdrawal” in Section b.

Part A – Prospectus:  Comments Specific to ForeInvestors Choice Variable Annuity

23.  Important Information You Should Consider About the Contract (Key Information Table (KIT))

a.    Under Risks Associated with Investment Options, in the second bullet point parenthetical, “(including the Fixed Account and the Multi-Year Guaranteed Accounts, if available), and elsewhere in the registration statement, please specifically reference that those investment options are only available for class B shares rather than generally referencing “if available.”.

RESPONSE:      Agreed.  Registrant replaced “if available” with “for class B shares” as applicable throughout the prospectus.

24.  Fee Summary

a.    In the Annual Contract Expenses table, for the B Share, Maximum Base Contract Expenses are 1.00%. In the KIT, the corresponding Base Contract fee is 0.99%.  Please reconfirm the Base Contract fee in the KIT or supplementally explain how the Base Contract fee in the KIT is lower.

RESPONSE:      Agreed.  Registrant corrected the 0.99% in the KIT to 1.00%.  Registrant notes that the Annual Maintenance Fee was included as part of the calculation, per Instruction 2(c)(i)(D) to Item 2 of Form N-4. The inclusion of the Annual Maintenance Fee did not result in a material change to the Base Contract fee for purposes of the KIT.

25.  Management of the Contract

a.    On page 14 in the 11th line of the third paragraph, the word “apply” is in subscript.  Please correct.

RESPONSE:      Agreed.  Registrant removed the word “apply” as it was inadvertently added and does not belong.

26.  Benefits Under the Contract

a.    On page 38 under the Terminal Illness waiver in the second column, it says “CDCS” instead of “CDSC.” Please correct.

RESPONSE:      Agreed.  Registrant corrected the acronym from “CDCS” to “CDSC.”

27.  Optional Withdrawal Benefit

a.    On page 45 in the first partial paragraph, on the last line, it says “equal to the sum of of.” Please correct.

RESPONSE:      Agreed.  Registrant removed the first “of” in the aforementioned partial sentence.

28.  Additional Information

a.    Under part c. Financial Intermediary Variations, the last sentence has a reference to the ForeInvestors Choice Variable Annuity – I Share. Please revise.

RESPONSE:      Agreed.  Registrant removed “I share” from the product name under Broker-Dealer Variations, formerly titled Financial Intermediary Variations.

Part A – Prospectus:  Comments Specific to ForeRetirement Variable Annuity

29.  Important Information You Should Consider About the Contract (Key Information Table (KIT))

a.    Under the Ongoing Fees and Expenses, please add the Premium Based Charge to the Base Contract fee and state in footnote 1 that the minimum/maximum includes Premium Based Charges and that they are being assessed at the time of purchase.

RESPONSE:      Agreed.  Registrant added the maximum annualized Premium Base Charge to the “Base Contract” fee and added “plus an amount attributable to the Premium Based Charge” to footnote 1. Registrant has not stated in the footnote that Premium Based Charges are assessed at the time of purchase. Premium Based Charges are assessed on a quarterly basis as a percentage of remaining premiums.

b.    Please reconfirm that the minimum and maximum Base Contract fees are calculated properly in accordance with Instruction 2(c)(i)(D) to Item 2 of Form N-4 and revise if necessary.

RESPONSE:      Registrant has revised the minimum and maximum Base Contract fees and confirms that the revised minimum and maximum fees have been properly calculated as requested.

30.  Fee Summary

a.    With respect to the Expense example, please supplementally confirm whether the examples reflect Premium Based Charges for the class B shares and the class L shares.

RESPONSE:      Registrant confirms the Expense examples for class B shares and class L shares include the Premium Based Charges.

31.  Information on Your Account

a.    On page 23, in the second paragraph that begins with “The ForeRetirement Variable Annuity is available in three share classes,” the second to last sentence, “In determining whether to invest in a share class that imposes a CDSC, you might consider whether higher mortality and expense risk and Premium Based Charges, if applicable, outweigh the benefits of CDSC that reduce, or are eliminated, over time” seems to imply that an investor might want to consider making the choice between a share class that imposes Premium Based Charges and a share class that imposes a CDSC, and to compare and contrast those two types of options.  But, those classes that impose CDSCs also impose Premium Based Charges. Please clarify.

RESPONSE:      Registrant has revised the above-referenced disclosure as requested.

32.  Benefits Under the Contract

a.    With respect to the Nursing Home Waiver, if a full surrender of a contract would trigger Premium Based Charges, consider disclosing that exercise of the Nursing Home Waiver may trigger Premium Based Charges.

RESPONSE:      Registrant confirms Premium Based Charges are not waived under the Nursing Home Waiver and added “Other fees may apply upon full surrender, including Premium Based Charges” as a bullet in the benefit table for the Nursing Home Waiver.

33.  Death Benefits

a.    On page 42, above the heading, “What happens if you change ownership?” with respect to the sentence “See Return of Premium Example 1 in Appendix A”:  Please add a brief example regarding the death benefit in this section of the prospectus even though a detailed example is included in Appendix A.

RESPONSE:      Registrant has revised the above-referenced disclosure as requested.

34.  Optional Withdrawal Benefits

a.    On page 58, under Annual Lock Income Benefit, the last sentence in the paragraph before the heading “Are there restrictions on the amount of subsequent Premium Payments?”, which relates to rebalancing of investments in asset allocation models, is not included in the corresponding section of the Huntington ForeRetirement prospectus.  Please consider adding if applicable.

RESPONSE:      Agreed.  Registrant added the above-referenced sentence to the HFR prospectus under both Annual Lock Income Benefit and Daily Lock Income Benefit.

b.    In the Other Information section under Annual Lock Income Benefit, with respect to the 7th bullet, “The Fixed Account is not available if you have elected Annual Lock Income Benefit,” please add this bullet to the Maximum Daily Value and Legacy Lock disclosures if applicable.

RESPONSE:      Agreed.  Registrant added the above-referenced bullet to as requested.

35.  Appendix A

a.    In Appendix A-11, is there a reason why the examples do not reflect Premium Based Charges, as stated in footnote 1?

RESPONSE:      Registrant notes that the examples are intended to illustrate the operation of the benefit through hypothetical contract values. The hypothetical contract values are not intended to convey the potential impact of contract fees and charges. Registrant has decided to delete the above-referenced footnote, as Registrant does not believe that the footnote will help investors understand the examples.

Part A – Prospectus:  Comments Specific to Huntington ForeRetirement Variable Annuity

36.  Summary of How to Buy This Variable Annuity

a.    Please clarify the table under “Choose an optional feature(s)”? with appropriate headings.

RESPONSE:      Registrant revised the table as requested.

b.    Please add the first sentence of the double asterisked footnote under “Choose an optional feature” as a bullet point for Legacy Lock in the Benefits Under the Contract table.

RESPONSE:      Registrant added the sentence as a bullet to Legacy Lock in the benefit table for both the HFR and FR prospectuses.

37.  Management of the Contract

a.    In the second paragraph under “Fees and Payments We Receive from Funds and related parties” will Global Atlantic Investment Advisors, LLC, be added to the list?

RESPONSE:      Agreed.  Registrant has updated the list of Fund complexes and related persons, which now includes Global Atlantic Investment Advisors, LLC, formerly known as Forethought Investment Advisors, LLC.

38.  Information on Your Account

a.    Under the heading b. Charges and Fees – Premium Based Charge (B and L Share Contracts) in the ForeRetirement Variable Annuity prospectus, after the second paragraph, “The amount of Remaining Gross Premiums…,” there is a sentence that says, “The Premium Based Charge is not assessed on Partial Withdrawals, upon annuitization, or upon the death of the Contract Owner.”  If that’s applicable to the Huntington ForeRetirement Variable Annuity, too, please add that sentence to the corresponding section of the Huntington ForeRetirement Variable Annuity prospectus.

RESPONSE:      Agreed.  Registrant added the sentence.

39.  Benefits Under the Contract

a.    Under Asset Rebalancing, there is a typo in the second bullet point.  Please correct the “is are” typo.

RESPONSE:      Agreed.  Registrant removed “are” from the bullet point.

40.  Appendix C

a.    Under the Portfolio Planner Asset Allocation Models, there is a parenthetical right below the heading.  What does “or about” signify?

RESPONSE:      Registrant removed the parenthetical as it is no longer relevant.

Part A – Prospectus:  Comments Specific to ForeRetirement II Variable Annuity

41.  Overview of the Contract

a.    The Legacy Lock II bullet seems to indicate Legacy Lock “11” instead of “II”. Please revise.

RESPONSE:      Agreed.  Registrant has revised as requested.

b.    Under Optional Living Benefit, the only mentions of Annual Lock Income Benefit and Daily Lock Income Benefit in this prospectus appear here.  Please confirm if this is correct.

RESPONSE:      Registrant corrected the referenced benefit to Daily Step Up Withdrawal Benefit and corrected the benefit description.

42.  Fee Summary

a.    In the “Total Annual Fund Operating Expenses” header, please delete the word “Total.”

RESPONSE:      Agreed.  Registrant deleted the word “Total” from the header.

43.  Optional Withdrawal Benefits

a.      Please confirm the High Water Mark is a feature of the Daily Step Up Withdrawal Benefit, not a separate benefit.

RESPONSE:      Confirmed.

b.    Under the Daily 6 and Daily +4 heading, in the last sentence of the second paragraph there’s an undefined term, Lifetime Withdrawal Percentage.  Please define or otherwise revise.

RESPONSE:      Agreed.  Registrant removed “Lifetime” from the defined term, as the proper defined term is Withdrawal Percentage.

c.    Under the Daily 6 and Daily +4 heading, acknowledging that the Appendix has examples of these withdrawal benefits, consider adding a brief example here in the body of the prospectus for each benefit.

RESPONSE:      Registrant revised the above-referenced disclosure as requested.

Part B – SAI:  General Comments to All Registration Statements

44.  On page 3 under Non-Principal Risks of Investing in the Contract, for the last sentence, “All other non-principal risks of investing in the Contract are disclosed in the prospectus”, please move any non-principal risks in the prospectus to the SAI.

RESPONSE:              As discussed, Registrant has opted not to revise the above-referenced section as originally commented, as the current disclosure is consistent with Item 20 of Form N-4.

45.  Please confirm all the disclosures required by Item 21 of Form N-4 have been or will be included in the SAI.

RESPONSE:              Confirmed.

46.  Please confirm whether disclosure related to Item 24 of Form N-4, “Calculation of Performance Data,” will also be added by amendment.

RESPONSE:              The above-referenced information will not be added by amendment. Registrant is not including contract-level performance information in the prospectuses; therefore, Item 24 disclosure is not required and has been intentionally left out.

Part C – General Comments to All Registration Statements

47.  If the registration statement describes multiple contracts, please revise the singular “contract” to the plural “contracts” where appropriate.  For example, see Item 27(o).

RESPONSE:  Agreed.  Where appropriate, Registrant has made the requested correction.

48.  With respect to Item 27(m), please confirm that the Rule 485(b) filings will contain the required financial statements.

RESPONSE:  Confirmed.

49.  In Item 27(o), please confirm and/or state whether the contracts are still for sale or no longer being sold.

RESPONSE:              Registrant confirms ForeRetirement, Huntington ForeRetirement, and ForeRetirement II are no longer being sold.  Registrant removed the sentence following “Not applicable.”

50.  Under Item 28 “Directors and Officers of the Depositor”, there are some people whose principal business address is listed as “field”, please confirm they don’t have a principal business address.

RESPONSE:              Agreed.  Registrant has included a principal business address for the above-referenced officers or directors.

51.  Regarding the organizational chart, please confirm if this will change because of the most recent reorganization?

RESPONSE:              Agreed.  Registrant updated the organizational chart to reflect the most recent reorganization.

52.  Regarding Item 34, please change the title of the Item to “Fee Representation.”

RESPONSE:              Agreed.  Registrant updated the Item 34 title from “Undertakings” to “Fee Representation.”

53.  On the signature page, please note the signature requirements of Section 6(a) of the Securities Act of 1933 requiring the registration statements to be signed by the principal executive officer, the comptroller or principal accounting officer, and the principal financial officer.  In this regard, any person who occupies more than one of the positions listed in Section 6(a) should indicate the capacity in which he or she signs the registration statement.

RESPONSE:              Agreed.  Registrant included “(principal financial and accounting officer)” next to “Chief Financial Officer” as this executive’s role encompasses both finance and accounting.

Thank you for conveying the Commission staff’s comments.  We hope the information provided above is responsive.  Please let us know if you have any additional comments or questions.

Kind Regards,

/s/ Sarah M. Patterson

Sarah M. Patterson

Forethought Life Insurance Company

Managing Director, General Counsel for Individual Markets, and Assistant Secretary